Exhibit 10.4

EXECUTION VERSION

CHANGE IN CONTROL AGREEMENT

THIS CHANGE IN CONTROL AGREEMENT (this “Agreement”) is entered into effective as of August 1, 2020, by and between VARIAN MEDICAL SYSTEMS, INC., a Delaware corporation (the “Company”)1, and Christopher Toth, an employee of the Company or one of its subsidiaries (“Employee”).

The Company’s Board of Directors (the “Board”) has determined that it is in the best interest of the Company and its stockholders for the Company to agree to pay Employee termination compensation in the event Employee should leave the employ of the Company under the circumstances described below. The Board recognizes that the possibility of a proposal from a third person, whether or not solicited by the Company, concerning a possible “Change in Control” of the Company (as such language is defined in Section 3(c)) will be unsettling to Employee. Therefore, the arrangements set forth in this Agreement are being made to help assure a continuing dedication by Employee to Employee’s duties to the Company notwithstanding the proposal or occurrence of a Change in Control. The Board believes it imperative, should the Company receive any proposal from a third party, that Employee, without being influenced by the uncertainties of Employee’s own situation, be able to assess and advise the Board whether such proposals are in the best interest of the Company and its stockholders, and to enable Employee to take action regarding such proposals as the Board might determine to be appropriate. The Board also wishes to demonstrate to key personnel that the Company desires to enhance management relations and its ability to retain and, if needed, to attract new management, and intends to ensure that loyal and dedicated management personnel are treated fairly.

In view of the foregoing, the Company and Employee agree as follows:

1.	EFFECTIVE DATE AND TERM OF AGREEMENT.

This Agreement is effective and binding on the Company and Employee as of the date hereof; provided, however, that, subject to Section 2(d), the provisions of Sections 3 and 4 shall become operative only upon the Change in Control Date (as defined below).

1 “Company” shall include the Company, any successor to the Company’s business and/or assets, and any party which executes and delivers the agreement required by Section 6(e) or which otherwise becomes bound by the terms and conditions of this Agreement by operation of law or otherwise.

2.	EMPLOYMENT OF EMPLOYEE.

(a)       Except as provided in Sections 2(b), 2(c) and 2(d), nothing in this Agreement shall affect any right which Employee may otherwise have to terminate Employee’s employment, nor shall anything in this Agreement affect any right which the Company may have to terminate Employee’s employment at any time in any lawful manner.

(b)       In the event of a Potential Change in Control (as defined below), to be eligible to receive the benefits provided by this Agreement, Employee will not voluntarily leave the employ of the Company, and will continue to perform Employee’s regular duties and the services specified in the recitals of this Agreement until the Change in Control Date. Should Employee voluntarily terminate employment prior to the Change in Control Date, this Agreement shall lapse upon such termination and be of no further force or effect.

(c)       If Employee’s employment terminates on or after the Change in Control Date as provided under Sections 3 and 4, the Company will provide to Employee the payments and benefits as provided in Sections 3 and 4.

(d)       If Employee’s employment is terminated by the Company without Cause within sixty (60) days prior to and including the Change in Control Date but on or after a Potential Change in Control Date, subject to Section 4(d), then the Company will provide to Employee the payments and benefits described in Sections 3 and 4 unless the Company reasonably demonstrates that Employee’s termination of employment neither (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control nor (ii) arose in connection with or in anticipation of a Change in Control. Such payments and benefits will be paid within five (5) business days following the 60th day after Employee’s Separation from Service except that the stock option and restricted stock acceleration benefits described in Section 4(a)(iii) shall be provided on the Change in Control Date and accelerated restricted stock units outstanding on March 1, 2019, shall be settled on their originally scheduled vesting dates (with all other restricted stock units settled within five (5) business days following the 60th day after the Employee’s Separation from Service). In the event that a Change in Control is not consummated, Employee shall not be entitled to any payments or benefits on account of Employee’s termination described in this Section 2(d).

3.	TERMINATION FOLLOWING CHANGE IN CONTROL.

(a)       If a Change in Control shall have occurred, Employee shall be entitled to the benefits provided in Section 4 upon the subsequent termination of Employee’s employment within the applicable period set forth in Section 4 unless such termination (i) is due to Employee’s death or Disability or is for Cause or (ii) is effected by Employee other than for Good Reason (as such terms are defined in Section 3(c)).

(b)       If Employee’s employment shall be terminated by the Company for Cause or by Employee other than for Good Reason during the term of this Agreement, the Company shall pay Employee’s base salary through the date of termination at the rate in effect at the time notice of termination is given, and the Company shall have no further obligations to Employee under this Agreement.

(c)       For purposes of this Agreement:

“Base Salary” shall mean the annual base salary paid to Employee immediately prior to a Change in Control, provided that such amount shall in no event be less than the annual base salary paid to Employee during the one (1) year period immediately prior to the Change in Control.

A “Change in Control” shall be deemed to have occurred if:

(i)       Any individual or group constituting a “person”, as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act (other than (A) the Company or any of its subsidiaries or (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or of any of its subsidiaries), is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company’s outstanding securities then entitled ordinarily (and apart from rights accruing under special circumstances) to vote for the election of directors; or

(ii)       Continuing Directors cease to constitute at least a majority of the Board; or

(iii)       there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a “Transaction”), in each case with respect to which the stockholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own more than 50% of the combined voting power of the Company or other corporation resulting from such Transaction; or

(iv)       all or substantially all of the assets of the Company are sold, liquidated or distributed; provided, however, that a “Change in Control” shall not be deemed to have occurred under this Agreement if, prior to the occurrence of a specified event that would otherwise constitute a Change in Control hereunder, the disinterested Continuing Directors then in office, by a majority vote thereof, determine that the occurrence of such specified event shall not be deemed to be a Change in Control with respect to Employee hereunder if the Change in Control results from actions or events in which Employee is a participant in a capacity other than solely as an officer, employee or director of the Company.

“Change in Control Date” shall mean the date on which a Change in Control occurs.

“Cause” shall mean:

(i)       The continued willful failure of Employee to perform Employee’s duties to the Company (other than any such failure resulting from Employee’s incapacity due to physical or mental illness) after written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to be heard and cure such failure are given to Employee by the Board or a committee thereof; or

(ii)       The willful commission by Employee of a wrongful act that caused or was reasonably likely to cause substantial damage to the Company, or an act of fraud in the performance of Employee’s duties on behalf of the Company that caused or was reasonably likely to cause substantial damage to the Company; or

(iii)       The conviction of, or plea of nolo contendere by, Employee for commission of a felony in connection with the performance of Employee’s duties on behalf of the Company; or

(iv)       The order of a federal or state regulatory authority having jurisdiction over the Company or its operations or by a court of competent jurisdiction requiring the termination of Employee’s employment by the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Continuing Directors” shall mean the directors of the Company in office on the date hereof and any successor to any such director who was nominated or selected by a majority of the Continuing Directors in office at the time of the director’s nomination or selection and who is not an “affiliate” or “associate” (as defined in Regulation 12B under the Exchange Act) of any person who is the beneficial owner, directly or indirectly, of securities representing ten percent (10%) or more of the combined voting power of the Company’s outstanding securities then entitled ordinarily to vote for the election of directors.

“Disability” shall mean Employee’s incapacity due to physical or mental illness such that Employee shall have become qualified to receive benefits under the Company’s long-term disability plan as in effect on the date of the Change in Control.

“Dispute” shall mean, in the case of termination of Employee’s employment for Disability or Cause, that Employee challenges the existence of Disability or Cause, and in the case of termination of Employee’s employment for Good Reason, that the Company challenges the existence of Good Reason for termination of Employee’s employment.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Good Reason” shall mean:

(i)       Any action that results in a material diminution in the title, status (including reporting relationships), authority, duties, or responsibilities of Employee when compared to the highest level of title, status (including reporting relationships), authority, duties or responsibilities, respectively, applicable to Employee at any time during the six (6) month period prior to the Change in Control Date; or

(ii)       A material reduction in any of Employee’s Base Salary, annual bonus opportunity, or annual long-term incentive award opportunity (in each case, as the same may have been increased from time to time after the Change in Control Date) other than a reduction implemented with the consent of Employee; or

(iii)       The relocation of the office of the Company where Employee is providing Employee’s services to the Company immediately prior to the Change in Control Date (the “CIC Location”) to a location which is more than 35 miles away from the CIC Location or the Company’s requiring Employee to be based more than 35 miles away from the CIC Location (except for required travel on the Company’s business to an extent substantially consistent with Employee’s customary business travel obligations in the ordinary course of business prior to the Change in Control Date);

(iv)       The failure of the Company to obtain promptly upon any Change in Control the express written assumption of an agreement to perform this Agreement by any successor as contemplated in Section 6(e) unless such assumption occurs by operation of law; or

(v)       A material breach of this Agreement by the Company or any successor.

Notwithstanding anything in this Agreement to the contrary, a termination for “Good Reason" shall not occur unless the Employee has provided written notice to the Company of the Employee's intention to terminate employment and the specific reason(s) for such “Good Reason”. Following receipt of such written notice, the Company shall have the right, within fifteen (15) days of receiving such notice, to cure the circumstances giving rise to such “Good Reason”.

“Potential Change in Control” shall mean the earliest to occur of (a) the execution of an agreement or letter of intent, the consummation of the transactions described in which would result in a Change in Control, (b) the approval by the Board of a transaction or series of transactions, the consummation of which would result in a Change in Control, or (c) the public announcement of a tender offer for the Company’s voting stock, the completion of which would result in a Change in Control; provided, that no such event shall be a “Potential Change in Control” unless (i) in the case of any agreement or letter of intent described in clause (a), the transaction described therein is subsequently consummated by the Company and the other party or parties to such agreement or letter of intent and thereupon constitutes a "Change in Control", (ii) in the case of any Board-approved transaction described in clause (b), the transaction so approved is subsequently consummated and thereupon constitutes a "Change in Control" or (iii) in the case of any tender offer described in clause (c), such tender offer is subsequently completed and such completion thereupon constitutes a "Change in Control".

“Potential Change in Control Date” shall mean the date on which a Potential Change in Control occurs.

“Separation from Service” shall have the meaning set forth in Section 409A of the Code.

(d)       Any termination of employment by the Company or by Employee shall be communicated by written notice, specify the date of termination, state the specific basis for termination and set forth in reasonable detail the facts and circumstances of the termination in order to provide a basis for determining the entitlement to any payments under this Agreement.

(e)       If within thirty (30) days after notice of termination is given, the party to whom the notice was given notifies the other party that a Dispute exists, the parties will promptly pursue resolution of such Dispute with reasonable diligence; provided, however, that pending resolution of any such Dispute, the Company shall pay 75% of any amounts which would otherwise be due Employee pursuant to Section 4 if such Dispute did not exist into escrow pending resolution of such Dispute and pay 25% of such amounts to Employee. Employee agrees to return to the Company any such amounts to which it is ultimately determined that he is not entitled. If, following a final, nonappealable determination that Employee is not entitled to retain all or any portion of this amount, Employee fails to return such excess amount, then Employee shall be required to pay the full costs of recovering such amount. Any escrowed amounts that are released shall otherwise be paid as required under this Agreement and, in no case, later than the end of the calendar year in which the Company and Employee enter into a legally binding settlement of such dispute, the Company concedes the amount is payable, or the Company is required to make such payment pursuant to a final and nonappealable judgment or other binding decision.

4.	PAYMENTS AND BENEFITS UPON TERMINATION.

(a)       If within twenty-four (24) months after a Change in Control, the Company terminates Employee’s employment other than by reason of Employee’s death, Disability, or for Cause, or if Employee terminates Employee’s employment for Good Reason, then the Employee shall be entitled to the following payments and benefits following Employee’s Separation from Service:

(i)       The Company shall pay to Employee as compensation for services rendered, no later than five (5) business days following the Release Deadline, a lump sum severance payment equal to two (2) multiplied by the sum of: (A) Employee’s Base Salary; and (B) the greater of (x) the Employee's most recently established target annual bonus under the Company's annual bonus plan (or, if higher, the Employee’s target annual bonus as of immediately prior to the Change in Control) or (y) the average annual bonus that was paid to Employee in the three (3) fiscal years ending prior to the date of termination. Notwithstanding the foregoing, if Employee has not completed at least three (3) full fiscal years of service with the Company prior to Employee’s termination date, then the amount determined in (y) above, shall be based on the average annual bonus for the number of full fiscal years Employee has completed.

(ii)       The Company shall pay to Employee as compensation for services rendered, no later than five (5) business days following the Release Deadline, a lump sum payment equal to a pro rata portion (based on the number of days elapsed during the fiscal year and/or other bonus performance period in which the termination occurs) of Employee’s target bonus under the Company’s annual bonus plan for the fiscal year in which the termination occurs (or, if higher, the Employee’s target annual bonus as of immediately prior to the Change in Control) and under any other applicable Company bonus plan for any other partially completed bonus performance period in which the termination occurs.

(iii)       All waiting periods for the exercise of any stock options granted to Employee and all conditions or restrictions of any restricted stock granted to Employee shall terminate, and all such awards shall be fully vested and, if applicable, exercisable in full according to their terms. Any such awards that are subject to performance conditions shall fully vest (and, if applicable, be fully exercisable) in each case with respect to the target number of shares covered by the applicable award. In addition, all restricted stock units granted to Employee shall fully vest, and the stock underlying such units shall be transferred to Employee (x) except in the case of a Separation from Service that occurs during the period between the 18-month and 24-month anniversaries of the Change in Control, within five (5) business days following the Release Deadline with respect to awards granted after March 1, 2019 or (y) on the originally scheduled vesting dates, in the case of (1) a Separation from Service that occurs during the period between the 18-month and 24-month anniversaries of the Change in Control or (2) awards outstanding as of March 1, 2019. Any performance-based restricted stock units held by Employee shall be governed by the terms of the applicable grant agreement. In the event that an award subject to performance conditions is not assumed or substituted in connection with a Change in Control, and the plan or agreement under which the award is granted provides for full vesting of such award in the event of such non-assumption or non-substitution, such awards will vest with respect to the target number of shares covered by the applicable award.

(iv)       If Employee properly elects and maintains COBRA coverage, the Company shall provide payment of Employee’s COBRA premiums for up to eighteen (18) months in a method as determined by the Company that is exempt from Section 409A of the Code. This payment may be taxable income to the Employee and subject to tax withholding.

(v)       Employee may elect within 90 days after his or her Separation from Service to purchase any automobile then in the possession of Employee and subject to a lease of which the Company is the lessor by payment to the Company of the residual value set forth in the lease, without any increase for remaining lease payments during the term or other lease breakage costs.

(vi)       All payments and benefits provided under this Agreement shall be subject to applicable tax withholding.

(b)       Following Employee’s termination of employment for any reason, the Company shall have the unconditional right to reduce any payments owed to Employee hereunder by the amount of any due and unpaid principal and interest on any loans by the Company to Employee and Employee hereby agrees and consents to such right on the part of the Company. Any loan offset made under this Section 4(b) shall be made at the same time the payments reduced hereunder would have otherwise been made and otherwise in a manner that would not result in the imposition of taxes to Employee under Section 409A of the Code. If it is not possible to make such offset without the imposition of taxes to Employee under Section 409A of the Code, such offset shall not be made.

(c)       In the event this Agreement or any compensation or benefit paid to Employee hereunder is deemed to be subject to Section 409A of the Code, Employee and the Company agree to negotiate in good faith to adopt such amendments that are necessary to comply with Section 409A of the Code or to exempt such compensation or benefits from Section 409A. In addition, to the extent (i) any compensation or benefits to which Employee becomes entitled under this agreement, or any agreement or plan referenced herein, in connection with Employee's termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) Employee is deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such compensation or benefits shall not be made or commence until the earliest of (i) the expiration of the six (6)-month period measured from the date of Employee's “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A of the Code) with the Company; or (ii) the date of Employee's death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Employee, including (without limitation) the additional twenty percent (20%) tax for which Employee would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. During any period compensation or benefits to Employee are deferred pursuant to the foregoing, Employee shall be entitled to interest on such deferral at a per annum rate equal to the highest rate of interest applicable to six (6)-month money market accounts offered by the following institutions: Citibank N.A., Wells Fargo Bank, N.A. or Bank of America, on the date of such “separation from service.” Upon the expiration of the applicable deferral period, any compensation or benefits which would have otherwise been paid during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to Employee or Employee's beneficiary in one lump sum.

(d)       Any payment pursuant to this Section 4 shall be conditioned upon the Employee signing and not revoking a release in the form attached as Exhibit A (the “Release”) not later than 60 days after the Employee’s Separation from Service (such 60th day, the “Release Deadline”). The Employee shall not be entitled to such payment, and no payment shall be made to the Employee, until after the Release Deadline and subject to the Release having become effective on or prior to the Release Deadline. The Company shall furnish such Release to the Employee in connection with the Employee’s Separation from Service. If the Employee has signed the Release prior to the time the Company so furnishes such Release to the Employee, the Employee will be required to again sign and not revoke the Release in connection with the Employee’s Separation from Service in order to receive payments hereunder (as described above), and the prior signed Release shall be null and void.

5.	TAX REIMBURSEMENT.

(a)          Except as set forth below, in the event it shall be determined that any Payment (as defined below) would be subject to the Excise Tax (as defined below), then the Employee shall be entitled to receive from the Company an additional payment (the “Gross-Up Payment”) in an amount such that after payment by the Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Employee retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this Section 5(a), if it shall be determined that the Employee is entitled to the Gross-Up Payment, but that the Parachute Value (as defined below) of all Payments does not exceed 110% of the Safe Harbor Amount (as defined below), then no Gross-Up Payment shall be made to the Employee and the amounts payable under this Agreement shall be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing the payments and benefits in the following order: (i) cash payments that may not be valued under Treas. Reg. § 1.280G-1, Q&A-24(c) (“24(c)”), (ii) equity-based payments that may not be valued under 24(c), (iii) cash payments that may be valued under 24(c), (iv) equity-based payments that may be valued under 24(c) and (v) other types of benefits. With respect to each category of the foregoing, such reduction shall occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A of the Code and next with respect to payments that are deferred compensation, in each case, beginning with payments or benefits that are to be paid the latest in time. For purposes of reducing the Payments to the Safe Harbor Amount, only amounts payable under this Agreement (and no other Payments) shall be reduced. If the reduction of the amounts payable under this Agreement would not result in a reduction of the Parachute Value of all Payments to the Safe Harbor Amount, no amounts payable under this Agreement shall be reduced pursuant to this Section 5(a) and the Employee shall be entitled to the Gross-Up Payment. The Company’s obligation to make Gross-Up Payments under this Section 5 shall not be conditioned upon the Employee’s termination of employment.

(b)          Subject to the provisions of Section 5(c), all determinations required to be made under this Section 5, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the Accounting Firm (as defined below). The Accounting Firm shall provide detailed supporting calculations both to the Company and the Employee within 15 business days of the receipt of notice from the Employee that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Employee may appoint another nationally recognized accounting firm to make the determinations required under this Section 5 (which accounting firm shall then constitute the Accounting Firm under this Section 5). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any determination by the Accounting Firm shall be binding upon the Company and the Employee. As a result of the uncertainty in the application of Section 4999 of the Code , it is possible that Gross-Up Payments that will not have been made by the Company should have been made (the “Underpayment”). In the event that the Company exhausts its remedies pursuant to Section 5(c) and the Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the Employee’s benefit.

(c)          The Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Employee is informed in writing of such claim. The Employee shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Employee shall not pay such claim prior to the expiration of the 30-day period following the date on which the Employee gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Employee in writing prior to the expiration of such period that the Company desires to contest such claim, the Employee shall:

(i)            give the Company any information reasonably requested by the Company relating to such claim,

(ii)          take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii)         cooperate with the Company in good faith in order effectively to contest such claim, and

(iv)         permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Employee harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 5(c), the Company shall control all proceedings taken in connection with such contest and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either (x) pay the tax claimed to the appropriate taxing authority on the Employee’s behalf and direct the Employee to sue for a refund or (y) contest the claim in any permissible manner, and the Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company pays such claim and directs the Employee to sue for a refund, the Company shall indemnify and hold the Employee harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and further provided that any extension of the statute of limitations relating to payment of taxes for the Employee’s taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder and the Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d)          If, after the Employee’s receipt of a Gross-Up Payment or payment by the Company of an amount on the Employee’s behalf pursuant to Section 5(c), the Employee becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Employee shall (subject to the Company’s complying with the requirements of Section 5(c) to the extent applicable) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Company of an amount on the Employee’s behalf pursuant to Section 5(c), a determination is made that the Employee shall not be entitled to any refund with respect to such claim and the Company does not notify the Employee in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of any Gross-Up Payment required to be paid.

(e)          Any Gross-Up Payment, as determined pursuant to this Section 5, shall be paid by the Company to the Employee within five days of the receipt of the Accounting Firm’s determination; provided that, the Gross-Up Payment shall in all events be paid no later than the end of the Employee’s taxable year next following the Employee’s taxable year in which the Excise Tax (and any income or other related taxes or interest or penalties thereon) on a Payment are remitted to the Internal Revenue Service or any other applicable taxing authority or, in the case of amounts relating to a claim described in Section 5(c) that does not result in the remittance of any federal, state, local and foreign income, excise, social security and other taxes, the calendar year in which the claim is finally settled or otherwise resolved. Notwithstanding any other provision of this Section 5, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the Employee’s benefit, all or any portion of the Gross-Up Payment, and the Employee hereby consents to such withholding.

(f)           Definitions.

(i)            “Accounting Firm” shall mean a nationally recognized certified public accounting firm or other professional organization that is a certified public accounting firm recognized as an expert in determinations and calculations for purposes of Section 280G of the Code that is selected by the Company prior to a Change in Control for purposes of making the applicable determinations hereunder and is reasonably acceptable to the Employee, which firm shall not, without the Employee’s consent, be a firm serving as accountant or auditor for the individual, entity or group effecting the Change in Control.

(ii)          “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(iii)         “Parachute Value” of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(iv)         A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the Employee’s benefit, whether paid or payable pursuant to this Agreement or otherwise.

(v)          The “Safe Harbor Amount” means one dollar less than three times the Employee’s “base amount,” within the meaning of Section 280G(b)(3) of the Code.

(g)          In the event that the Agreement and Plan of Merger, dated as of August 2, 2020, between Siemens Healthineers Holding I GmbH, Siemens Medical Solutions USA, Inc., Falcon Sub Inc., and the Company is terminated without consummation of the transactions contemplated thereby, this Section 5 shall expire on the 60th day following such termination, provided that this Section shall 5 not expire (and shall remain if effect) if a Potential Change in Control related to an alternative transaction has occurred prior to such 60th day (in such case this Section 5 shall expire if the agreement related to such alternative transaction is terminated without consummation of such alternative transaction, on the 60th days following such termination).

6.       GENERAL.

(a)       Employee shall retain in confidence under the conditions of the Company’s confidentiality agreement with Employee any proprietary or other confidential information known to Employee concerning the Company and its business so long as such information is not publicly disclosed and disclosure is not required by an order of any governmental body or court. If required, Employee shall return to the Company any memoranda, documents or other materials proprietary to the Company.

(b)       While employed by the Company and following the termination of such employment after a Change in Control for a period of two (2) years, Employee shall not, whether for Employee’s own account or for the account of any other individual, partnership, firm, corporation or other business organization, intentionally solicit, endeavor to entice away from the Company or a subsidiary of the Company (each, a “Protected Party”), or otherwise interfere with the relationship of a Protected Party with, any person who is employed by a Protected Party or any person or entity who is, or was within the then most recent twelve (12) month period, a customer or client of a Protected Party.

Employee acknowledges that a breach of any of the covenants contained in this Section 6(b) may result in material irreparable injury to the Company for which there is no adequate remedy at law, that it may not be possible to measure damages for such injuries precisely. In the event of any breach (whether material or not), the Company may be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining Employee from engaging in activities prohibited by this Section 6(b) or such other relief as may be required to specifically enforce any of the covenants in this Section 6(b). Employee agrees to and hereby does submit to in personam jurisdiction before each and every such court in the State of California, County of Santa Clara, for that purpose. This Section 6(b) shall survive any termination of this Agreement.

(c)       In the event of any litigation or other contest (regardless of the outcome thereof) by the Company, Employee or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof, whether such contest is between the Company and Employee or between either of them and any third party, the Company shall indemnify Employee for Employee’s reasonable attorney’s fees and disbursements incurred in such litigation or contest and pay prejudgment interest on any money judgment obtained by Employee calculated at the prime rate of interest in effect from time to time at the Bank of America, San Francisco, from the date that payment should have been made under the Agreement; provided that Employee shall not have been found by a court in which any such litigation is pending to have had no cause in bringing the applicable action, or to have acted in bad faith, which finding must be final with the time to appeal therefrom having expired and no appeal having been taken. Any payment made pursuant to this Section 6(c) shall be made promptly and no later than the end of the calendar year in which such fees or disbursements were incurred or in which such judgment was obtained, as applicable.

(d)       Except as provided in Section 4, the Company’s obligation to pay to Employee the compensation and to make the arrangements provided in this Agreement shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, any setoff, counterclaim, recoupment, defense or other right which the Company may have against Employee or anyone else. All amounts payable by the Company hereunder shall be paid without notice or demand. Employee shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment.

(e)       The Company shall require any successor, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all of the business and/or assets of the Company, by written agreement to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(f)       This Agreement shall inure to the benefit of and be enforceable by Employee’s heirs, successors and assigns. If Employee should die while any amounts would still be payable to Employee hereunder if Employee had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Employee’s heirs, successors and assigns.

(g)       For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed as follows:

If to Employee: Employee’s most recent address on file with the Company	If to the Company: Varian Medical Systems, Inc. 3100 Hansen Way Palo Alto, CA 94304-1000 Attn: Senior Vice President, Chief Human Resource Officer

or to such other address as either party furnishes to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(h)       This Agreement shall constitute the entire agreement between Employee and the Company concerning the subject matter of this Agreement.

(i)       The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without giving effect to the provisions, principles or policies thereof relating to choice or conflict of laws. The invalidity or unenforceability of any provision of this Agreement in any circumstance shall not affect the validity or enforceability of such provision in any other circumstance or the validity or enforceability of any other provision of this Agreement, and, except to the extent such provision is invalid or unenforceable, this Agreement shall remain in full force and effect. Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof in such jurisdiction, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. This Section 6(i) shall survive any termination of this Agreement.

(j)       This Agreement may be amended or terminated by the Company pursuant to a resolution adopted by the Board at any time prior to a Potential Change in Control Date. After a Change in Control Date or a Potential Change in Control Date, this Agreement may only be amended or terminated in writing with the consent of Employee.

(k)       No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement and this Agreement shall supersede all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, with respect to the subject matter hereof including, without limitation, the Change in Control Agreement between Employee and the Company dated March 1, 2019, including any amendments thereto.

IN WITNESS WHEREOF, the parties acknowledge that they have read and understand the terms of this Agreement and have executed this Agreement to be effective as of the date first written above.

VARIAN MEDICAL SYSTEMS, INC.		EMPLOYEE

/s/ Michael Hutchinson		/s/ Christopher Toth
By:	Michael Hutchinson	Christopher Toth
Title:	Senior Vice President, Chief
Legal Officer

EXHIBIT A

GENERAL RELEASE

This General Release of Claims (this “Agreement”) is entered into on [●], 20[●], by and between a Varian Medical Systems, Inc. (“Varian” or the “Company”) and Christopher Toth (“Employee”).

1.            General Release and Waiver of Claims. In consideration of the payments and benefits provided under the Change in Control Agreement between Employee and the Company, as amended and restated effective August 1, 2020 (the “CIC Agreement”), and after consultation with counsel, Employee agrees not to sue, or otherwise file any claim against, and fully and unconditionally waives, releases and discharges, to the maximum extent permitted by law, Varian and its predecessors, subsidiaries, related entities, officers, directors, shareholders, agents, attorneys, employees, successors or assigns (“the Releasees”) from any and all claims, of any kind whatsoever, whether known or unknown, which Employee now has or may hereafter have against the Releasees, or any of them, by reason of any matter, cause, or thing whatsoever, including, without limitation, any and all claims relating to or arising out of Employee’s employment relationship with Varian, and the termination of that relationship; any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied; breach of covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion; and disability benefits; any and all claims for violation of any federal, state, or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Rehabilitation Act of 1973; the Americans with Disabilities Act of 1990; the Fair Credit Reporting Act; the Age Discrimination in Employment Act of 1967 (the “ADEA”); the Older Workers Benefit Protection Act (the “OWBPA”); the Employee Retirement Income Security Act of 1974; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; the Immigration Control and Reform Act; any and all claims for violation of the federal or any state constitution or other applicable state laws; any claim for any loss, cost, damage, or expense arising out of any dispute over the non-withholding or other tax treatment of any of the proceeds received by Employee as a result of this Agreement; and any and all claims for attorneys’ fees and costs.

Employee enters into this Agreement on Employee’s own behalf and on behalf of Employee’s heirs, beneficiaries, successors, representatives, trustees, administrators and assigns. Employee represents that Employee has made no assignment or transfer of any right, claim, complaint, charge, duty, obligation, demand, cause of action, or other matter waived or released by this General Release and Waiver of Claims section. Employee agrees that the release set forth in this section shall be and will remain in effect in all respects a complete general release as to the matters released. This release does not extend to any payments owed or obligations incurred under the CIC Agreement.

Nothing in this Agreement is intended to waive claims (i) for unemployment or workers’ compensation benefits, (ii) for vested rights under the CIC Agreement and/or employee benefit plans as applicable on the date Employee signs this Agreement, (iii) that may arise after Employee signs this Agreement, (iv) for reimbursement of expenses under the Company’s expense reimbursement policies and California Labor Code section 2802, (v) for rights, if any, to indemnification under any indemnification agreement between Employee and Varian (or any of its affiliates) or under Varian’s or any affiliate’s certificate of incorporation or bylaws, including coverage under applicable insurance policies such as director & officer insurance and comprehensive liability insurance that may apply to Employee, each as amended or (vi) which cannot be released by private agreement.

Nothing in this Agreement (i) waives Employee’s right to testify in an administrative, legislative, or judicial proceeding concerning alleged criminal conduct or alleged sexual harassment on the part of the Company, or on the part of the agents or employees of the Company, when Employee has been required or requested to attend such a proceeding pursuant to a court order, subpoena, or written request from an administrative agency or the legislature, (ii) limits or affects Employee’s right to challenge the validity of this Agreement under the ADEA or the OWBPA, (iii) prevents Employee from communicating with, filing a charge or complaint with or from participating in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, National Labor Relations Board, the Securities and Exchange Commission, or any other any federal, state or local agency charged with the enforcement of any laws (each, a “Government Agency”), including providing documents or any other information to any such Government Agency, (iv) limits or affects Employee’s right to receive monetary rewards for providing information to any Government Agency under applicable whistleblower provisions, or (v) limits Employee from exercising rights under Section 7 of the National Labor Relations Act to engage in protected, concerted activity with other employees. By signing this Agreement, Employee is waiving rights to individual relief (including backpay, frontpay, reinstatement or other legal or equitable relief) in any charge, complaint, or lawsuit or other proceeding brought by Employee or on Employee’s behalf by any third party, except for any right Employee may have to receive a payment or award from a government agency (and not the Company) for information provided to the government agency or otherwise where prohibited.

2.            Release of Unknown Claims. Employee acknowledges that Employee is familiar with the provisions of California Code Civil Section 1542, or comparable applicable state statute, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Being aware of the above code section, Employee hereby expressly waives any rights Employee may have thereunder, as well as under any other statutes or common law principles of similar effect.

3.            Acknowledgment of Waiver of Claims Under the Age Discrimination in Employment Act. In accordance with the OWBPA, Employee should be aware of the following:

a.	Employee has the right to consult with an attorney, and are hereby advised in writing, to consult with an attorney of Employee’s choice prior to signing this Agreement;

b.	Employee confirms that Employee has carefully read and fully understands all of the provisions of this Agreement and knowingly and voluntarily agrees to all of the terms set forth herein;

c.	Employee is, through this Agreement, waiving and releasing any rights Employee may have under the ADEA, and that this waiver and release is knowing and voluntary.

d.	Employee understands that rights or claims under the ADEA that may arise after the date this Agreement is signed, are not waived.

e.	Employee has the opportunity of a full twenty-one (21) days from the date of this Agreement, or the date Employee is presented with this Agreement, whichever is later, to consider this Agreement before signing it, and if Employee has not availed Employee of that full time period, Employee has failed to do so knowingly and voluntarily; and

f.	After Employee accepts this Agreement by signing it and returning it to Varian, Employee has seven (7) days to revoke this Agreement. If Employee chooses to revoke the Agreement, Employee must notify Varian of Employee’s decision to do so in writing and deliver Employee’s written notice to [___________]. Employee may deliver Employee’s revocation notice by email to [_________], by overnight delivery or registered mail, or by any other reasonable method of delivery for receipt within seven (7) days of acceptance. If Employee’s revocation is received within seven (7) days of acceptance, this Agreement will not be effective, and Employee will not receive the payments provided pursuant to Section 4 of the CIC Agreement that are conditioned upon execution of this Agreement.

4.            Effective Date. If Employee does not revoke this Agreement in the manner described above, this Agreement becomes effective on the eighth (8th) day (“Effective Date”) after Employee returns the signed letter to Varian.

5.            Severability Clause. In the event any provision or part of this Agreement is found to be invalid or unenforceable, only that particular provision or part so found, and not the entire Agreement, will be inoperative.

6.            No Admission. Nothing contained in this Agreement will be deemed or construed as an admission of wrongdoing or liability on the part of the Company.

7.            Governing Law and Venue. All matters affecting this Agreement, including the validity thereof, are to be governed by, and interpreted and construed in accordance with, the laws of the State of California applicable to contracts executed in and to be performed in that State.

8.            Counterparts. This Agreement may be executed in counterparts and each counterpart will be deemed an original.

EMPLOYEE ACKNOWLEDGES THAT EMPLOYEE HAS READ THIS AGREEMENT AND THAT EMPLOYEE FULLY KNOWS, UNDERSTANDS AND APPRECIATES ITS CONTENTS, AND THAT EMPLOYEE HEREBY EXECUTES THE SAME AND MAKES THIS AGREEMENT AND THE RELEASE PROVIDED FOR HEREIN VOLUNTARILY AND OF EMPLOYEE’S OWN FREE WILL.

IN WITNESS WHEREOF, Employee has executed this Agreement on the date set forth below.

Christopher Toth

Dated as of: __________________